September 12, 2017

Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare & Insurance
100 F Street, NE
Washington, D.C. 20549
Attention: Angela Connell/ Lisa Vanjoske

RE: The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No, 000-31191

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from the Staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) to William B. O'Connor, Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated August 30, 2017.
Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff's letter. For your reference, your comments are reproduced in bold, and our responses are set forth below each such comment in standard type.

The Company's response to the Staff's comments is as follows:

Form 10-K for the fiscal year ended December 31, 2016
Research and Development Expenses, page 80
1. It appears that research and development is a significant aspect of your business. For your key research and development projects, please quantify for us the costs incurred during each period presented by project. Please also explain your consideration of disclosing such costs by project in your periodic reports.

Response:
In the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 10-K”), we disclose the fluctuations in our research and development expenses associated with our key products and product candidates. However, the research and development costs incurred are presented based on project lifecycle in the aggregate as we believe the project lifecycle is more meaningful to our investors. Below is a summary of the research and development expenses incurred by project:

	Year Ended December 31,
	2016	% of Total	2015	% of Total
	(in thousands)		(in thousands)
Marketed products
Angiomax	$1,646	1.2%	$11,314	9.2%
Orbactiv	5,851	4.2%	8,064	6.5%
Ionsys	6,159	4.4%	5,355	4.3%
Other	4,574	3.3%	3,867	3.1%
Total marketed products	18,230	13.1%	28,600	23.1%
Registration stage product candidates
Ionsys	—	—%	3,225	2.6%
Other	—	—%	2,232	1.8%
Total registration stage product candidates	—	—%	5,457	4.4%
Research and development product candidates
MDCO-216	33,856	24.3%	37,052	30.0%
Vabomere	39,406	28.3%	24,286	19.6%
Inclisiran	26,707	19.2%	8,379	6.9%
Other	21,063	15.1%	19,832	16.0%
Total research and development product candidates	121,032	86.9%	89,549	72.5%
Total research and development expenses	$139,262	100.0%	$123,606	100.0%
The Company can enhance its disclosure in future filings, beginning with our Form 10-Q for the three- and nine- month periods ended September 30, 2017, by including in the MD&A a similar tabular disclosure as presented above.

Consolidated Statements of Cash Flows, page F-9

2.	Explain to us your basis for classifying milestone payments as financing activities.
Response:
During 2016, the Company made payments of approximately $10.5 million to the former equity holders of Incline Therapeutics, Inc. (“Incline”) and Rempex Pharmaceuticals, Inc. (“Rempex”) upon the achievement of certain specified milestones set forth in the acquisition agreements for Incline and Rempex. Approximately $9.4 million of these payments were attributable to the contingent consideration liabilities recognized at the acquisition dates of Incline and Rempex that were not paid soon after the acquisition dates and therefore represent cash outflows from financing activities. As such, we classified these payments as cash flows from financing activities in our

2016 consolidated statements of cash flows. The remaining $1.1 million of payments are attributable to changes in the fair value of the contingent consideration liabilities that were recorded in our consolidated statements of operations (i.e., amount in excess of the amount of the contingent consideration liabilities recognized at the acquisition dates and not paid soon after such dates). As such, we classified these payments as cash flows from operating activities in our 2016 consolidated statements of cash flows.
The Company believes that the portion of the contingent consideration arrangements that are included as part of the consideration transferred represents a financing activity as the arrangements are a method of financing the arrangements. This view is consistent with the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 230, “Statement of Cash Flows” that the portion of property, plant and equipment that is not paid for at or soon after the time of acquisition is considered seller financing, and future payments are treated as repayment of debt principal (i.e., a financing activity) (ASC 230-10-45-15).
Notes to Consolidated Financial Statements
Note 14. Income Taxes, page F-34

3.
Explain to us why your rate reconciliation for 2016 includes a $105 million adjustment for the loss on sale of your Hemostasis Business when the results of the Hemostasis Business are presented as discontinued operations. Also tell us how the loss of $105 million was calculated. In this regard, we note that you disclose a gain from the sale of the Hemostasis Business of $1 million on page F-49.

Response:
Upon completion of the sale of our Hemostasis Business in February 2016, we realized a loss for income tax purposes of approximately $300 million, which was calculated as the difference between the sales consideration for the Hemostasis Business of $203 million and the respective tax basis of $503 million and which was substantially capital in nature. This resulted in a tax benefit of approximately $105 million, which was calculated by multiplying the $300 million loss for income tax purposes by the US statutory federal income tax rate of 35%. This tax benefit resulted in an increase to our net operating loss carryforward deferred tax asset of $105 million as well as a corresponding $105 million increase to the valuation allowance, both of which were recorded as part of discontinued operations in accordance with ASC 740. This net operating loss carryforward was subsequently utilized in 2016 to reduce the gain for income tax purposes that we recognized upon completion of the separate June 2016 sale of our Non-Core ACC Products which resulted in a capital gain for income taxes purposes. The $105 million adjustment for the loss on sale of Hemostasis Business included in our rate reconciliation for 2016 represents the tax benefit of the operating loss carryforward attributable to the sale of the Hemostasis Business that was realized as a result of the gain in connection with the sale of our Non-Core ACC Products. The Company will enhance its disclosure in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, by changing the caption in the rate reconciliation to read “Tax benefit of operating loss carryforwards”.
As a result of completing the sale of our Hemostasis Business in 2016, and in accordance with FASB ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, we accounted for the assets and liabilities of the Hemostasis Business to be sold as held for sale in our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. As a result of the classification as held for sale, we recorded impairment charges of $133.3 million to reduce the Hemostasis Business disposal group’s carrying value to its estimated fair value, less costs to sell during the fiscal year ended December 31, 2015. Upon completion of the sale of our Hemostasis Business in 2016, we recognized a gain of $1.0 million, which was primarily attributed to immaterial changes in the carrying value of the assets held for sale between December 31, 2015 and the date we completed the sale of our Hemostasis Business.
Note 17. Commitments and Contingencies, page F-42

4.
You disclose on page 55 of the Form 10-K that you settled the class action litigation but do not indicate the amount of the settlement or the effect of the settlement on your financial statements. Please tell us your consideration of disclosing the amount of this settlement.

Response:
The settlement of the class action litigation increased our net loss from continuing operations by $1.5 million. We do not believe the financial impact of the litigation settlement was material to the Company’s consolidated financial position, results of operations or cash flows. Therefore, we did not disclose the amount of this settlement in the notes to the consolidated financial statements of the Company.
If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.

Sincerely,

/s/ Stephen M. Rodin
Stephen M. Rodin
Executive Vice President and General Counsel